George Zornada
617.261.3231
Fax:  617.261.3175
george.zornada@klgates.com

March 30, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

Re:ASGI Mesirow Insight Fund, LLC
File No. 811-22221

Dear Ms. Johnson:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of ASGI Mesirow Insight Fund, LLC (the “Fund”) is Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Amended Registration Statement”).

As of December 1, 2011, the investment adviser to the Fund is Alternative Strategies Group, Inc. (“ASGI”), a sister company to Wells Fargo Alternative Asset Management, LLC, the Fund’s previous investment adviser.  Also as of December 1, 2011, the subadviser is Mesirow Advanced Strategies, Inc. (“Mesirow”).  Investment advisory and subadvisory agreements appointing ASGI and Mesirow, respectively, were approved by investors at a meeting held on November 17, 2011.  The Fund filed Amendment No. 1 to its registration statement on January 10, 2012 updating Part C to include the advisory and subadvisory agreements with, and codes of ethics for, ASGI and Mesirow and also to reflect the Fund’s name change.

The Fund is now filing the Amended Registration Statement to reflect the consolidation of the master-feeder structure and other changes that were also approved by investors at the shareholder meeting referenced above (the “Reorganization”), as effective on April 1, 2012.  Since its inception in 2008, the Fund served as master fund in a master-feeder structure.  The Reorganization has resulted in the consolidation of the feeder funds into the Fund, with the Fund electing to be treated as a “regulated investment company” for federal income tax purposes, and, in reliance on exemptive relief issued to ASGI by the Commission, issuing two separate share classes.  Detailed information on the Reorganization was contained in the proxy statement and related materials filed by the Fund with the Commission on October 13, 2011, on which shareholders acted in approving the Reorganization.

The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Fund.

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Any questions should be directed to the undersigned at 617.261.3231 or Douglas Charton at 617.951.9192.

Sincerely,

/s/ George J. Zornada
George J. Zornada